VAN WAGONER FUNDS, INC.

FORM N-SAR

Report for the Period Ending June 30, 1998


Item 77J - Revaluation of Assets or Restatement of Capital Share Accounts

In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, reclassifications were recorded to increase undistributed net investment income and decrease paid-in capital in excess of par by $374,292, $2,065,364, $311,170, $112,862 and $5,579 for the
Micro-Cap, Emerging Growth, Mid-Cap, Post-Venture and Capital Appreciation Funds, respectively, and to increase undistributed net investment income and decrease accumulated net realized gain (loss) on investments by $1,546 for the Technology Fund, respectively. No reclassifications were made in the Growth Fund.

These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds' capital accounts on a tax basis.